CCO Holdings, LLC and

CCO Holdings Capital Corp.

400 Atlantic Street

Stamford, Connecticut 06901

April 8, 2021

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

FAX: (202) 772-9202

Re:	CCO Holdings, LLC and CCO Holdings Capital Corp. Registration Statement on Form S-4 (SEC File No. 333-254465) Originally Filed on March 18, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), CCO Holdings, LLC and CCO Holdings Capital Corp. (together, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 with respect to themselves of the securities specified therein (SEC File No. 333-254465) (the “Registration Statement”) to 4:00 p.m., Eastern time, on April 12, 2021 or as soon as practicable thereafter.

The Registrants hereby acknowledge their responsibilities under the Act and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrants hereby further acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Christian Nagler of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4660 as soon as the Registration Statement has been declared effective.

Very truly yours,

CCO Holdings, LLC

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President, Associate General Counsel and Assistant Corporate Secretary

CCO Holdings Capital Corp.

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President, Associate General Counsel and Assistant Corporate Secretary